Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Successor					Predecessor
(in thousands, except ratio)	Year ended	Year ended	Year ended	Year ended	Six months ended,	Six months ended,
	December 31,	December 31,	December 31,	December 31,	December 31,	June 30,
	2014	2013	2012	2011	2010	2010
Pretax income from continuing operations less income/loss from equity investments	$153,126	$16,679	$56,343	$12,474	$21,505	$1,233
Fixed charges	46,561	13,303	8,255	7,669	3,874	12,423
Amortization of capitalized interest	-	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-	-
less: Capitalized interest	-	-	-	-	-	-
Earnings	$199,687	$29,982	$64,598	$20,143	$25,379	$13,656

Interest expensed (including amortization of premiums/discounts)	$45,703	$12,687	$7,830	$7,240	$3,544	$12,093
Interest portion of rental expense	857	616	425	429	330	330
Fixed Charges	$46,561	$13,303	$8,255	$7,669	$3,874	$12,423

Ratio of Earnings to Fixed Charges	4.29	2.25	7.83	2.63	6.55	1.10